UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMVERSE, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-3398741
(State of incorporation)	(I.R.S. Employer Identification No.)

200 Quannapowitt Parkway, Wakefield, MA	01880
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  [ X ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  [  ]

Securities Act registration file number to which this form relates:  _________________ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:  None.

Item 1.  Description of Registrant’s Securities to be Registered.

Effective April 29, 2015, the Board of Directors of Comverse, Inc., a Delaware corporation (the “Company”), adopted a rights plan and declared a dividend of one preferred share purchase right for each outstanding share of common stock.  The dividend is payable to our stockholders of record as of May 11, 2015.  The terms of the rights and the rights plan are set forth in a Rights Agreement, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of April 29, 2015 (the “Rights Plan”).

Our Board of Directors adopted the Rights Plan in an effort to protect stockholder value by attempting to diminish the risk that our ability to use our net operating losses and unrealized losses (collectively, the “NOLs”) to reduce potential future federal income tax obligations may become substantially limited. We have experienced and continue to experience substantial operating losses, including realized losses for tax purposes from sales of inventory and land previously written down for financial statement purposes, which would produce NOLs.  Under the Internal Revenue Code and regulations promulgated by the U.S. Treasury Department, we may “carry forward” these NOLs in certain circumstances to offset any current and future taxable income and thus reduce our federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, we believe that we will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to us. However, if we experience an “Ownership Change,” as defined in Section 382 of the Internal Revenue Code, our ability to use the NOLs, including NOLs later arising from sales of land and inventory previously written down, will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights Plan is intended to act as a deterrent to any person or group acquiring 4.9% or more of our outstanding common stock (an “Acquiring Person”) without the approval of our Board of Directors. Stockholders who own 4.9% or more of our outstanding common stock as of the close of business on May 11, 2015 will not trigger the Rights Plan so long as they do not (i) acquire any additional shares of common stock or (ii) fall under 4.9% ownership of common stock and then re-acquire 4.9% or more of the common stock of the Company. The Rights Plan does not exempt any future acquisitions of common stock by such persons. Any rights held by an Acquiring Person are void and may not be exercised. Our Board of Directors may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Rights Plan.

The Rights. Our Board of Directors authorized the issuance of one right per each outstanding share of our common stock payable to our stockholders of record as of May 11, 2015. Subject to the terms, provisions and conditions of the Rights Plan, if the rights become exercisable, each right would initially represent the right to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) for a purchase price of $100.00 (the “Purchase Price”). If issued, each fractional share of preferred stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of our common stock. However, prior to exercise, a right does not give its holder any rights as a stockholder of the Company, including without limitation any dividend, voting or liquidation rights.

Exercisability. The rights will not be exercisable until the earlier of (i) 10 business days after a public announcement by us that a person or group has become an Acquiring Person and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group for 4.9% or more of our common stock.

We refer to the date that the rights become exercisable as the “Distribution Date.” Until the Distribution Date, our common stock certificates will evidence the rights and will contain a notation to that effect. Any transfer of shares of common stock prior to the Distribution Date will constitute a transfer of the associated rights. After the Distribution Date, the rights may be transferred other than in connection with the transfer of the underlying shares of common stock unless and until our Board has determined not to affect an exchange pursuant to the Rights Plan (as described below).

After the Distribution Date, each holder of a right, other than rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right and payment of the Purchase Price, that number of shares of common stock, as the case may be, having a market value of two times the Purchase Price.

Exchange. After the Distribution Date, the Board of Directors may exchange the rights (other than rights owned by an Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Series A Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per right (subject to adjustment).

Stockholder Approval.  The Company intends to submit the Rights Plan for stockholder approval (“Stockholder Approval”) at a meeting of stockholders of the Company.

Expiration. The rights and the Rights Plan will expire on the earliest of (i) April 29, 2018, (ii) the time at which the rights are redeemed pursuant to the Rights Agreement, (iii) the time at which the rights are exchanged pursuant to the Rights Agreement, (iv) the repeal of Section 382 of the Code or any successor statute if the Board of Directors determines that the Rights Agreement is no longer necessary for the preservation of Tax Benefits, (v) the beginning of a taxable year of the Company to which the Board of Directors determines that no Tax Benefits may be carried forward and (vi) April 29, 2016 if Stockholder Approval has not been obtained.

Redemption. At any time prior to the time an Acquiring Person becomes such, the Board of Directors may redeem the rights in whole, but not in part, at a price of $0.01 per right (the “Redemption Price”). The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

Anti-Dilution Provisions. Our Board of Directors may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the preferred shares or our common stock. No adjustments to the purchase price of less than 1% will be made.

Amendments. Before the Distribution Date, our Board of Directors may amend or supplement the Rights Plan without the consent of the holders of the rights. After the Distribution Date, our Board of Directors may amend or supplement the rights Plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Rights Plan, but only to the extent that those changes do not impair or adversely affect any rights holder and do not result in the rights again becoming redeemable, and no such amendment may cause the rights again to become redeemable or cause this Rights Agreement again to become amendable other than in accordance with this sentence.

Item 2.  Exhibits.

The Certificate of Designation of the Series A Junior Participating Preferred Stock and the form of Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, are attached hereto as Exhibits and incorporated herein by reference.  The foregoing description of the Rights is qualified in its entirety by reference to such Exhibits.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2015	COMVERSE, INC.

	By:	/s/ Roy Luria
Roy Luria
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

3.1	Certificate of Designation of the Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 from the Company’s Current Report on Form 8-K dated April 30, 2015).
4.1
Form of Rights Agreement, dated as of April 29, 2015, between Comverse, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Certificate of Designation of the Series A Junior Participating Preferred Stock as Exhibit A, Form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 from the Company’s Current Report on Form 8-K dated April 30, 2015).

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